FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JUNE 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________



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                                TABLE OF CONTENTS

Document 1      News Release dated June 7, 2006


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
JUNE 7, 2006                                                           TSXV: AGX

                          AIRBORNE SURVEY INITIATED ON
             CONNOR CREEK GOLD PROJECT IN PLACESTATEBRITISH COLUMBIA

AMADOR GOLD CORP. (AGX-TSX.V) AND KOOTENAY GOLD INC. (KTN-TSX.V) are pleased to report a helicopter-borne geophysical survey has been initiated on the Connor Creek Gold Project. The Connor Creek property lies approximately 16 kilometres southwest of the town of placeCityNelson and is easily accessible from a well-developed network of logging roads. The objective of the airborne survey is to assist in identifying geologic, structural and conductive features associated with the mineralization discovered on the property to date. Amador Gold has the right to earn a 50% interest in the Connor Creek property from Kootenay. The option calls for Amador to expend $1-million in exploration and issue 400,000 shares to Kootenay over a period of four years. If commercial production is reached, an additional 250,000 shares of Amador will be payable to Kootenay (see dateMonth12Day16Year2005December 16, 2005 news release).

The airborne survey is being conducted by Aeroquest Limited of placeCityMississauga, StateOntario using a AeroTEM helicopter time-domain EM system. The survey is flown at a 100 metre line spacing to produce a high definition product. The magnetic component of the survey is anticipated to greatly assist in delineating the structural controls on the numerous mineral showings previously identified.

GEOCHEMICAL SURVEY IDENTIFIES TWO ANOMALIES - A soil geochemical survey, covering an area of approximately 2.2 km by 0.6 km, was commissioned on the western side of the Connor Creek property. The survey was conducted to test the shear hosted CC gold zone. This zone is comprised of high sulfide bearing shear with gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The survey resulted in the identification of two anomalies. A well defined linear shaped gold/copper anomaly and a widely dispersed gold, copper, zinc anomaly.

MULTI-PHASE EXPLORATION PROGRAM ANTICIPATED -The results of the airborne survey and soil geochemical survey will be analyzed and evaluated for additional surface exploration program which may comprise prospecting, detailed soil geochemistry grids, detailed geological mapping, and trenching of known showings to evaluate and identify targets for drill-testing.

James M. McDonald, P.Geo., CEO for Kootenay has reviewed the contents of this release and is a Qualified Person as defined by National Instrument 43-101.


AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
----------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date: June 16, 2006                 BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary